CONFIDENTIAL
                                June 17, 2009

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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-4561

Attn:	Cecilia Blye
Office of Global Security Risk

RE:	Comment letter dated September 23, 2008

Dear Ms. Blye:

We are responding to the comments contained in your letter dated May 14, 2009 (the “Comment Letter”), with respect to the Stena AB (the “Company”) Form 20-F for the year ended December 31, 2008 (the “20-F”).  In the Comment Letter, the staff of the Securities and Exchange Commission (the "Staff") requested that the Company describe the nature and extent of its “past, current, and anticipated contacts with Sudan, whether through subsidiaries, or other direct or indirect arrangements.”  In addition, the Staff requested that the Company describe “any developments related to the OFAC inquiry dated August 4, 2007, pertaining to contacts with Iran,” and whether the Company has had “any contacts with Iran, direct or indirect” since October 31, 2008.

Ms. Cecilia Blye
United States Securities and Exchange Commission
June 17, 2009

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[REDACTED]2  The Company's total revenues stated in U.S. dollars for the five years ended December 31, 2008 were $15,089,000,000.  In addition, the Company's total revenues for the three months ended March 31, 2009 was $789,000,000.  Based on the foregoing, the Company does not believe that its limited activities involving Sudan are material to the Company and its subsidiaries on a quantitative basis.  While the Company through its subsidiaries in an active participant in the shipping industry and, among other things, charters vessels to third parties and performs commercial and technical management and other shipping services, the Company currently has no anticipated contacts with Sudan, whether through subsidiaries, or other direct or indirect arrangements.

The Company also does not believe that its limited activities involving Sudan are material to the Company and its subsidiaries from a qualitative perspective.  In light of the Company's worldwide operations involving its passenger and freight ferry services, drilling rigs, shipping operations and real estate investments, the Company believes that a reasonable investor would not view the Company's limited activities involving Sudan as having a material impact upon the Company's reputation.

As set forth in the 20-F, all of the Company's shares are held by Dan Sten Olsson and other members of the Sten Allan Olsson family.  As a result, the Company continues to believe that there is no basis for concern about an impact on
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[1]
The technical management services provided by the non-U.S. subsidiaries of the Company in connection with the above-mentioned voyages involving port calls in Sudan included (1) provision of suitably qualified crew for the vessel, (2) provision of competent personnel to supervise the maintenance and general efficiency of the vessel, (3) arrangement and supervision of dry dockings, repairs, alternations and upkeep of the vessel, (4) arrangement of the supply of necessary stores, spares and lubricating oil, (5) appointment of surveyors and technical consultants, (6) development, implementation and maintenance of a safety management system, (7) establishment of an accounting system and provision of regular accounting services, and (8) maintenance of records of all costs and expenditures.  Not all of these services were provided in connection with each voyage.

The commercial management services provided by the non-U.S. subsidiaries of the Company in connection with the above-mentioned voyages involving port calls in Sudan included (1) negotiation, execution and administration of voyage and time charters, (2) issuance of voyage instructions to the vessels, (3) appointment of port agents, (4) arrangement of port services including supply of bunkers, (5) appointment of cargo surveyors, (6) provision of voyage estimates, (7) calculation, arrangement and invoicing of freight/hire/demurrage, (8) provision of accounting services and (9) communication with the owner and technical manager of the vessel.  Not all of these services were provided in connection with each voyage.

2	[REDACTED]

Ms. Cecilia Blye
United States Securities and Exchange Commission
June 17, 2009

share value.  [REDACTED] As noted in the Comment Letter, a wholly owned subsidiary of Stena AB settled allegations that it violated OFAC regulations related to Sudan.  The Company has implemented certain measures, including a comprehensive OFAC compliance program designed to remedy any previously-existing OFAC compliance deficiencies.  Based on the foregoing, the Company does not believe that its limited activities involving Sudan are material to the Company and its subsidiaries on a qualitative basis.

In light of the scope of the Company's overall operations compared to its limited activities involving Sudan, and based on the quantitative and qualitative factors set forth above, the Company believes that its limited activities in Sudan should not be reasonably construed as the Company doing business with Sudan or as the Company having ties to Sudan within the context of specific legislation adopted by various states addressing divestment of state pension assets from companies that do business or have ties with countries identified as state sponsors of terrorism.  Accordingly, the Company continues to believe that its limited activities involving Sudan do not constitute a material investment risk for its security holders.

As the Comment Letter correctly indicates, in January 2009 Stena Bulk LLC and OFAC settled allegations that Stena Bulk LLC violated the Sudanese Sanctions Regulations on or about December 4, 2002 to February 13, 2002, and February 8, 2007 to March 19, 2007.  Stena Bulk LLC remitted $426,486.00 to OFAC as part of the settlement.  Stena Bulk LLC voluntarily disclosed the matter to OFAC.

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The Company has not, directly or indirectly, provided any services to Iran, had agreements with Iran or had any commercial arrangements with Iran since October 31, 2008.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Securities and Exchange Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia Blye
United States Securities and Exchange Commission
June 17, 2009

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Please direct any questions concerning the filing to the undersigned at 011 46 31 85 5148 or Michael Gizang at 212-735-2704.

Very truly yours,

/s/ Staffan Hultgren
Staffan Hultgren

cc:           Michael E. Gizang